GreenMan Technologies, Inc.
                                 7 Kimball Lane
                                   Building A
                               Lynnfield, MA 01940


                                   May 3, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Edward M. Kelly, Esq.
            Senior Counsel

      Re:   GreenMan Technologies, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed April 6, 2005
            File No. 1-13776

Dear Mr. Kelly:

      This letter is in response to the letter dated April 25, 2005 from Jennifer R. Hardy concerning the preliminary proxy statement of GreenMan Technologies, Inc. The responses below refer to disclosures contained in the revised preliminary proxy statement being filed together with this letter.

      1. In response to your statement that we are required to mail contemporaneously with our definitive proxy materials our most recent quarterly report on Form 10-QSB, we have amended the last paragraph of page 2 of the preliminary proxy statement to read as follows:

            "Our Annual Report, containing financial statements for fiscal year ended September 30, 2004, and our Quarterly Report on Form 10-QSB, containing financial statements for the fiscal quarter ended March 31, 2005, are being mailed contemporaneously with this proxy statement to all stockholders entitled to vote."

      2. In response to your request to identify on the last page of the proxy statement that we are incorporating information by reference pursuant to Item 13(c)(2) of Schedule 14A, the we have added the following paragraph to page 21 of the preliminary proxy statement:


                     "INFORMATION INCORPORATED BY REFERENCE

            Our Annual Report, containing financial statements and management's discussion and analysis of our financial condition and results of operations for the year ended September 30, 2004, and our Quarterly Report on Form 10-QSB, containing financial statements and management's discussion and analysis of our financial condition and results of operations for the fiscal quarter ended March 31, 2005, are being mailed contemporaneously with this proxy statement to all stockholders entitled to vote, and are incorporated herein by this reference."

      In connection with this response, we hereby represent, warrant and acknowledge that:

      1. GreenMan Technologies, Inc. is responsible for the adequacy and accuracy of the disclosures in our definitive proxy statement.

      2. Comments from the Securities and Exchange Commission or changes to disclosures made by GreenMan Technologies, Inc. in response to such comments do not foreclose the Commission from taking any action on the proxy statement.

      3. GreenMan Technologies, Inc. may not assert any comment from the Commission as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

      Please note that the revised preliminary proxy statement contains additional changes to reflect new record, mailing and meeting dates and a change regarding the election of directors.

      We would appreciate if you would confirm at your earliest convenience that you have no further comments after your review of this response.

                                    GREENMAN TECHNOLOGIES, INC.


                                    By: /s/ Charles E. Coppa
                                            Charles E. Coppa
                                            Chief Financial Officer